August 22, 2018

Joseph D. Austin
Chief Executive Officer
Federal Life Group, Inc.
3750 West Deerfield Road
Riverwoods, IL 60015

       Re: Federal Life Group, Inc.
           Draft Registration Statement on Form S-1
           Submitted July 24, 2018
           CIK No. 0001743886

Dear Mr. Austin:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. We note that Insurance Capital Group, LLC (ICG), has agreed to purchase at least the number of shares as would cause at least the minimum number of shares to be sold, and therefore it is guaranteed that you will meet the minimum in this offering and the offering will close, provided you meet the other conditions of the offering. Please clearly state this fact on your cover page and elsewhere throughout the registration statement that you discuss the minimum amount of the offering, the standby stock purchase agreement, and the release of funds from escrow Your disclosure should make clear to investors that the
 Joseph D. Austin
FirstName LastNameJoseph D. Austin
Federal Life Group, Inc.
Comapany NameFederal Life Group, Inc.
August 22, 2018
August 22, 2018 Page 2
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FirstName LastName
         level of sales in the offering will not impact the closing of the offering because of ICG's commitment to purchase the minimum. Please also disclose here and in a risk factor that the sale of sufficient shares to meet the minimum does not indicate that sales have been made to investors who have no financial or other interest in the offering, and that the sale of the specified minimum should not be viewed as an indication of the merits of the offering.
2. Please tell us whether you are registering your issuance of the shares to ICG, whether pursuant to the Standby Stock Purchase Agreement, the exchangeable note, or otherwise, on this registration statement, or if such issuance is a private placement that you will conduct separate from the subscription and community offerings. We may have additional comments after reviewing your response.
3. Please clearly disclose here and elsewhere as appropriate, including in the chart on page
         6, the anticipated ownership of ICG following completion of the offering and the conversion, including, to the extent accurate, that ICG will own a majority interest. In addition, we note your disclosure on pages 91-92 that the number of shares sold will not exceed 4,600,000 unless there are insufficient shares remaining to permit IGC to purchase
         2,800,000 shares. Please tell us whether ICG is guaranteed to own a minimum of
         2,800,000 shares and whether the maximum amount of the offering may be increased to the extent there are insufficient shares available for ICG. If so, please clearly disclose this fact and indicate the maximum number of shares you would issue in this situation. Please also reconcile this with your disclosure on page 8 that ICG intends to purchase approximately 2,800,000 shares in the community offering if such shares are available.
4. Given that ICG will purchase a minimum of 2,800,000 shares, please tell us why the offering minimum and maximum, as described under "Offering Summary" assume that
         ICG purchases 2,700,000 shares.
5. We note your disclosure that the plan of conversion is subject to the approval of the
         Illinois Department of Insurance, and your disclosure on page 87 that you have received all consents and approvals of the Department and any other regulatory body or agency necessary to consummate the transactions contemplated by the standby stock purchase agreement. Please tell us why you do not list the approval of the Illinois Department of
         Insurance and the approval of ICG's standby stock purchase agreement as conditions to completion of the offering, both here and elsewhere throughout the document. Please also clearly state throughout the registration statement that your agreement with ICG is subject to approval of the Illinois Department of Insurance, including approval of the ability of
         ICG to purchase in excess of 5% of the converted stock company.
6. Please disclose that aggregate purchases by directors and officers and specific strategic investors cannot exceed 700,000 shares.
 Joseph D. Austin
FirstName LastNameJoseph D. Austin
Federal Life Group, Inc.
Comapany NameFederal Life Group, Inc.
August 22, 2018
August 22, 2018 Page 3
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FirstName LastName
7. Please disclose that your management and the standby purchaser are likely to seek to delist from trading in the NASDAQ stock market and highlight the substantial limitation on liquidity for shareholders.
8. Please provide us with your analysis as to how the agreement by ICG to purchase the minimum offering amount is in compliance with Exchange Act Rule 10b-9. In your analysis, please also address the loan agreement which you have structured as an exchangeable note such that any outstanding principal balance will convert into shares of common stock that will count toward the minimum amount needed to complete the offering.
Prospectus Summary, page 1

9. Please include a materially complete description of the business of ICG, including its date of formation, operating history, controlling members or management, and current business operations. Please ensure your description explains why you believe that you will benefit from the standby purchaser's knowledge and experience in the life insurance industry and that its resources may help you develop your distribution strategy and grow your business in the middle market.
10. Please add a materially complete discussion of the control position held by ICG following completion of the offering and the conversion, including the expected percentage of stock ownership, ICG's board designees, its agreement to vote for all board designees of the company and for any proposal presented at any meeting of the company, the entitlement to preemptive rights, a description of ICG's ability to control corporate actions of the company, as described on page 90, and restrictions on use of the net proceeds of the offering. Please also clearly state the conflicts of interest of between ICG and purchasers in the offering. Please include similar disclosure in your related risk factor on page 25.
Implications of Being an Emerging Growth Company , page 4

11. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Our Companies, page 5

12. Please disclose that Federal Life Group, Inc. is a newly created Pennsylvania corporation organized to be the stock holding company for Federal Life Mutual following the mutual-
         to-stock conversion.
 Joseph D. Austin
FirstName LastNameJoseph D. Austin
Federal Life Group, Inc.
Comapany NameFederal Life Group, Inc.
August 22, 2018
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FirstName LastName
Our Structure Following the Conversion, page 6

13. Please revise the structure to indicate the percentage that will be held by officers and directors of Federal Life Mutual and the percentage that will be held by employees of
         Federal Life Mutual.
Use of Proceeds, page 30

14. We note your disclosure that a large portion of your net proceeds will be used for general corporate purposes. Please note that pursuant to the requirements of
Item 504 of
         Regulation S-K, where a registrant has no current specific plan for the proceeds, or a significant portion thereof, the registrant shall so state and discuss the principal reasons for the offering. Please revise this section accordingly.
Unaudited Pro Forma Financial Information, page 33

15. Please represent to us that if your Plan of Conversion changes to include a closed block that you will revise your pro forma footnotes to include a description of the closed block and the other footnote disclosures outlined in ASC 944-805-50-2 through 50-3 on a pro forma basis for the assets and liabilities you anticipate assigning to the closed block. In addition, in such a case please revise your Management's Discussion and Analysis to discuss the impact of this known contingency on your future results of operations, financial condition and liquidity.
Management's Discussion and Analysis
Critical Accounting Policies, page 43

16. You state on pages 45-47 that deferred policy acquisition costs, future policy benefit reserves, and income taxes require significant/considerable judgment and have inherent uncertainty. Please disclose how accurate your estimates have been in the past and whether they are reasonably likely to change in the future.
Marketing Arrangement, page 96

17. We note your disclosure that you will pay a commission of 2% in the subscription and community offerings, and 6.5% in any syndicated community offering. Please tell us how your community offering differs from your syndicated community offering. Please also reconcile this with your disclosure elsewhere that the 6.5% commission applies only to shares sold to the standby purchaser.
Federal Income Tax Considerations, page 103

18. Please tell us why you do not address tax consequences of U.S. persons that purchase shares of common stock in the subscription offering or in the community offering.
 Joseph D. Austin
FirstName LastNameJoseph D. Austin
Federal Life Group, Inc.
Comapany NameFederal Life Group, Inc.
August 22, 2018
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FirstName LastName
Management, page 107

19. Please disclose when Mr. Popoli and Mr. Huff founded ICG. Notes to the Financial Statements
6. Fair Value of Financial Instruments
Fixed maturity and equity securities, page F-19

20. You state that the fair values were determined by an independent pricing service and are downloaded from Clearwater Analytics. It is not clear what valuation technique and inputs you used. Please disclose for each "class" of fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement for Level 2 and
         Level 3 instruments pursuant to ASC 820-10-50-2bbb. Also please clarify in the filing how you validated the fair values received from the independent pricing service.
19. Policyholder's Equity- Statutory Capital and Surplus, page F-29

21.      Please provide the following disclosures:
           Disclose the amounts of restricted net assets as of December 31, 2017 or otherwise disclose how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii)
            of Regulation S-X and ASC 944-505-50-1c.
           Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.
Signatures, page II-4

22. We note that your officers and directors signed the registration statement on May 24,
         2018, but the registration statement was not submitted until July 24, 2018. When you make your first public filing and for all amendments thereafter, please make sure that the signatories sign on the most recent practicable date to the date of the filing.
Exhibits

23. Please file execution versions with conformed signatures of Exhibits 4.2, 10.5 and 10.7.
         Please also include the conformed signatures for Federal Life Insurance Company in
         Exhibit 10.4 and the signature pages with conformed signatures for the executives who are party to each of the executive agreements in Exhibits 10.5 - 10.7.
24. Please file your escrow agreement as an exhibit to the registration statement.
General

25. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
         Please note that we may have comments regarding this material. Joseph D. Austin
Federal Life Group, Inc.
August 22, 2018
Page 6

       You may contact Mary Mast at 202-551-3613 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any other questions.



                                                       Sincerely,
FirstName LastNameJoseph D. Austin
                                                       Division of Corporation
Finance
Comapany NameFederal Life Group, Inc.
                                                       Office of Healthcare &
Insurance
August 22, 2018 Page 6
cc:       Wesley R. Kelso, Esq.
FirstName LastName